Exhibit 99.7

Fact Sheet – Consolidated Financial data, Second Quarter, 2005-06

Infosys®

Profit and Loss Account summary for the Quarter ended (Consolidated as per Indian GAAP)

in Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2005	Growth % in Q2 FY 2006 over Q1 FY 2006
	2005	2004			
Income from software services, products and business process management	2,294	1,749	31.2	2,072	10.7
Software development and business process management expenses	1,212	927	30.7	1,105	9.7
Gross profit	**1,082**	**822**	**31.6**	**967**	**11.9**
Selling and marketing expenses	149	122	22.1	141	5.7
General and administration expenses	199	139	43.2	162	22.8
	348	**261**	**33.3**	**303**	**14.9**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST	**734**	**561**	**30.8**	**664**	**10.5**
Interest	-	-	-	-	-
Depreciation and amortization	96	61	57.4	80	20.0
OPERATING PROFIT AFTER INTEREST, DEPRECIATION, AMORTIZATION AND BEFORE MINORITY INTEREST	**638**	**500**	**27.6**	**584**	**9.2**
Other income	44	30	46.7	28	57.1
Provision for investments	1	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST	**681**	**530**	**28.5**	**612**	**11.3**
Provision for taxation	69	83	-16.9	80	-13.8
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	**612**	**447**	**36.9**	**532**	**15.0**
Minority interest	6	-	-	-	-
NET PROFIT AFTER TAX AND MINORITY INTEREST	**606**	**447**	**35.6**	**532**	**13.9**
Earnings per share					
Equity shares of par value Rs. 5/- each					
Basic	22.26	16.71	33.2	19.63	13.4
Diluted	21.63	16.34	32.4	19.08	13.4

Page 1 www.infosys.com

Fact Sheet – Consolidated Financial data, Second Quarter, 2005-06

Infosys®

Profit and Loss Account summary for the Half-year ended
(Consolidated as per Indian GAAP)

(in Rs. crore, except per share data)

Particulars	September 30, 2005	September 30, 2004	Growth (%)	Year ended March 31, 2005
Income from software services, products and business process management	4,366	3,267	33.6	7,130
Software development and business process management expenses	2,316	1,732	33.7	3,765
Gross profit	**2,050**	**1,535**	**33.6**	**3,365**
Selling and marketing expenses	291	228	27.6	461
General and administration expenses	361	257	40.5	569
	652	**485**	**34.4**	**1,030**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, EXCEPTIONAL ITEM, MINORITY INTEREST	**1,398**	**1,050**	**33.1**	**2,335**
Interest	-	-	-	-
Depreciation and amortization	176	113	55.8	287
OPERATING PROFIT AFTER INTEREST, DEPRECIATION, AMORTIZATION AND BEFORE EXCEPTIONAL ITEM, MINORITY INTEREST	**1,222**	**937**	**30.4**	**2,048**
Other income	72	45	60.0	124
Provision for investments	1	-	-	-
NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM, MINORITY INTEREST	**1,293**	**982**	**31.7**	**2,172**
Provision for taxation on the above	150	147	2.0	325
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM, MINORITY INTEREST	**1,143**	**835**	**36.9**	**1,847**
Exceptional Item – net of taxes	-	-	-	45
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST	**1,143**	**835**	**36.9**	**1,892**
Minority interest	6	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST	**1,137**	**835**	**36.2**	**1,892**
Earnings per share				
Equity shares, par value Rs. 5/- each				
Before exceptional item				
Basic	41.87	31.25	34.0	68.79
Diluted	40.69	30.64	32.8	67.00
After exceptional item				
Basic	41.87	31.25	34.0	70.48
Diluted	40.69	30.64	32.8	68.64

Page 2 www.infosys.com

Fact Sheet – Consolidated Financial data, Second Quarter, 2005-06

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT

	Sep 30, 2005	Jun 30, 2005	Sep 30, 2004	LTM Sep 30, 2005	LTM Sep 30, 2004
	%	%	%	%	%
North America	65.4	63.6	65.2	64.8	66.8
Europe	23.7	23.9	21.4	23.3	21.2
India	1.5	2.4	1.7	2.0	1.3
Rest of the world	9.4	10.1	11.7	9.9	10.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING

	Sep 30, 2005	Jun 30, 2005	Sep 30, 2004	LTM Sep 30, 2005	LTM Sep 30, 2004
	%	%	%	%	%
Development	19.9	19.4	25.1	20.5	25.3
Maintenance	30.1	30.4	29.2	30.4	29.7
Re-engineering	4.7	5.1	6.5	5.5	6.1
Package implementation	15.8	15.2	15.1	15.4	15.3
Consulting	3.8	4.2	3.0	4.0	3.3
Testing	6.2	6.5	5.7	6.2	5.4
Engineering services	1.9	1.8	2.0	1.9	2.0
Business process management	3.9	3.8	2.4	3.5	2.1
Other services	10.1	8.9	8.1	8.9	8.2
Total services	**96.4**	**95.3**	**97.1**	**96.3**	**97.4**
Products	3.6	4.7	2.9	3.7	2.6
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *

	Sep 30, 2005	Jun 30, 2005	Sep 30, 2004	LTM Sep 30, 2005	LTM Sep 30, 2004
	%	%	%	%	%
Fixed Price	28.7	28.6	29.7	29.4	30.9
Time & Materials	71.3	71.4	70.3	70.6	69.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" - Last Twelve Months
* Excluding products

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Fact Sheet – Consolidated Financial data, Second Quarter, 2005-06

Infosys®

REVENUE BY INDUSTRY

	Sep 30, 2005 %	Jun 30, 2005 %	Sep 30, 2004 %	LTM Sep 30, 2005 %	LTM Sep 30, 2004 %
Insurance, banking & financial	35.7	36.3	35.1	35.3	35.0
Insurance	*7.9*	*8.4*	*9.8*	*8.6*	*10.5*
Banking & financial services	*27.8*	*27.9*	*25.3*	*26.7*	*24.5*
Manufacturing	13.5	13.3	14.7	13.7	14.6
Retail	10.5	9.6	9.5	9.7	11.0
Telecom	16.7	17.2	18.5	17.8	18.0
Energy & Utilities	4.3	3.7	2.9	3.7	2.8
Transportation & logistics	5.6	7.0	7.5	6.9	7.3
Services	9.9	9.4	8.1	9.3	6.5
Others	3.8	3.5	3.7	3.6	4.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Sep 30, 2005	Jun 30, 2005	Sep 30, 2004
Number of Clients			
Active	450	443	431
Added during the quarter	34	36	32
Accounting for > 5% of revenue	-	1	1
Number of Million Dollar Clients			
1 Million dollar +*	191	172	146
5 million dollar +*	76	73	60
10 million dollar +*	48	43	31
20 million dollar +*	23	22	16
30 million dollar +*	16	14	10
40 million dollar +*	11	8	7
50 million dollar +*	6	5	3
60 million dollar +*	4	4	1
70 million dollar +*	2	3	-
80 million dollar +*	1	1	-
90 million dollar +*	1	1	-
Client Contribution to Revenue			
Top client	4.4%	5.2%	5.5%
Top 5 clients	17.8%	19.1%	21.6%
Top 10 clients	30.6%	31.8%	34.7%
Repeat business	96.5%	98.7%	96.3%
Account receivables – LTM (in days)	59	59	58

"LTM" - Last Twelve Months
* LTM Revenues

Page 4 www.infosys.com

Fact Sheet — Consolidated Financial data, Second
Sep 30, 2005 Jun 30, 2005 Sep 30, 2004% % % Effort Onsite 26.4 26.3 27.7 Offshore 73.6 73.7 72.3 Revenue Onsite 48.8 47.9 49.8 Offshore 51.2 52.1 50.2 Utilization Including trainees 72.9 74.1 71.4 Excluding trainees 79.1 77.5 81.0
Sep 30, 2005 Jun 30, 2005 Sep 30, 2004 Billed — Onsite 23,486 21,165 17,358 — Offshore 65,334 59,306 45,375 Total 88,820 80,471 62,733 Non Billable 23,508 23,373 14,755 Trainees 9,518 4,683 10,389 Sales & Support 7,284 6,839 4,964 Total 129,130 1,15,366 92,841
EMPLOYEE METRICS
Sep 30, 2005 Jun 30, 2005 Sep 30, 2004 Total Employees 46,196 39,806 32,949 S/W professionals 43,441 37,146 30,922 Billable 38,541 34,611 24,977 Banking Product Group 1,351 1,328 838 Trainees 3,549 1,207 5,707 Sales & Support 2,755 2,660 2,027 Gross Addition 8,026 4,537 6,078 Net Addition 6,390 3,056 5,010 Lateral Employees 1,166 1,129 1,052 Attrition % (LTM)* 10.0% 9.8% 10.8%
“LTM” — Last Twelve Months * Excluding subsidiaries

Fact Sheet – Consolidated Financial data, Second Quarter, 2005-06

Infosys®

INFRASTRUCTURE (as on September 30, 2005)**

	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	24,14,836	14,465	8,98,189	5,900	-
Pune	8,98,647	5,931	3,90,513	3,064	-
Chennai	6,79,317	4,176	2,65,000	2,350	-
Hyderabad	9,30,000	4,080	3,25,000	2,500	-
Bhubaneshwar	3,84,000	2,000	1,59,000	1,300	-
Mangalore	1,98,000	1,400	-	-	-
Mysore (including ILI)*	25,23,550	2,934	4,56,000	2,500	-
Mohali	21,000	200	6,84,054	3,000	-
Trivandrum	88,000	880	-	-	-
Mauritius	28,000	400	-	-	-
Total	**81,65,350**	**36,466**	**31,77,756**	**20,614**	-

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES

	Sep 30, 2005	Jun 30, 2005	Sep 30, 2004
Effort – Services (Person Months)			
Onsite	23,311	20,997	17,267
Offshore	50,465	45,908	37,574
Total	**73,776**	**66,905**	**54,841**
Revenue – Services ($ million)			
Onsite	254.06	226.58	188.03
Offshore	230.54	209.14	170.29
Total	**484.60**	**435.72**	**358.32**

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Fact Sheet — Consolidated Financial data, Second Reconciliation of accounts as per Indian GAAP and US GAAP . In Rs. Crore
Quarter ended Quarter ended Year ended September 30, 2005 September 30, 2004 March 31, 2005 Consolidated Net Profit as per Indian GAAP 606 447 1,892 Deferred Taxes on GAAP differences — — 8 Loss on forward foreign exchange contracts — — (18) Amortization of Intangibles — (1) (8) Consolidated Net income as per US GAAP 606 446 1,874
Reasons for differences in net income as per Indian GAAP and US GAAP Loss on forward exchange contracts
Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’..
Amortization of Intangibles
US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.
Deferred Taxes on GAAP differences
The accounting treatments for forward exchange contracts and amortization of intangibles have a deferred tax impact.